Exhibit 99.1

SciSparc Announces Completion of Corporate Rebranding and Launch of New Website

TEL AVIV, Israel, Aug. 4, 2021 /PRNewswire/ -- SciSparc Ltd. (OTCQB: SPRCY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced it has completed the rebranding process including, among others, a new name, brand logo,a new website and investor lobby.

SciSparc's corporate rebrand reflects the Company's business direction and plans to develop proprietary compounds that capitalize on the biochemistry of receptors that specialize in modulating the central nervous system (CNS) to create therapeutics that mitigate the adverse symptoms associated with CNS disorders. SciSparc has four drug candidates in clinical trials with applications for Tourette Syndrome, Obstructive Sleep Apnea, Alzheimer's Disease (AD) and Agitation, and Autism Spectrum Disorder, and two in pre-clinical studies for Status Epilepticus, and Chronic Pain.

The Company recently provided an update on its Phase IIb clinical study in Tourette Syndrome using the proprietary cannabinoid-based treatment, SCI-110. SciSparc intends to evaluate the efficacy, safety and tolerability of its SCI-110 in a randomized, double-blind, placebo controlled, cross-over study. In addition, SciSparc received approval from the Israeli Ministry of Health and Helsinki Committee to commence a Phase IIa Clinical Trial of SCI-110 in patients with AD and Agitation.

"We are excited about the progress SciSparc has made in both Tourette Syndrome and Alzheimer's Disease and Agitation," said Amitay Weiss, SciSparc's Chief Executive Officer. "We believe this rebranding and new website reflect SciSparc's vision and dedication to the development of cannabinoid-based treatments."

About SciSparc (OTCQB: SPRCY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy.  https://scisparc.com/

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected clinical trials and studies and the potential efficacy, safety and tolerability of SCI-110. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055

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